Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Period From January 1, 2006 to September 8, 2006	Period From January 1, 2005 to September 9, 2005

Income (Loss) Before Income Taxes	$26,705,983	$(10,015,097)
Fixed Charges	26,659,038	12,261,115
Amortization of Capitalized Interest	37,939	—
Capitalized Interest	(381,191)	(107,111)

Earnings	$53,021,769	$2,138,907

Interest Expense	$24,189,649	$10,640,988
Portion of Rent Related to Interest	2,088,198	1,513,016
Capitalized Interest	381,191	107,111

Fixed Charges	26,659,038	12,261,115

Preferred Stock Dividends	—	—

Combined Fixed Charges and Preferred Stock Dividends	$26,659,038	$12,261,115

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.0	—

Deficiency	$—	$10,122,208